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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                    FILING NO. 1 FOR THE MONTH OF JULY, 2003

                         ADB Systems International Ltd.
          ------------------------------------------------------------
                           (Exact name of Registrant)

          6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
          ------------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F [X]                  Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes [ ]                        No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

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                         ADB SYSTEMS INTERNATIONAL LTD.

     On June 26, 2003, ADB Systems International Ltd. ("ADB") announced that it has successfully completed its previously announced private placement, securing approximately CDN$1 million in funding, subject to regulatory and exchange approvals.

     Under the terms of the private placement, ADB will issue to private investors units priced at CDN$0.24 each. Each unit consists of one common share and one two-year warrant to purchase one common share at CDN$0.40. Members of senior management and ADB's Board of Directors participating in the financing have contributed approximately half of the proceeds raised and will receive units consisting of one common share and no warrants. The proceeds will be used to support ADB's day-to-day operations.

     ADB also announced that separate from the private placement, it will issue CDN$165,000 worth of units (consisting of one common share and one warrant) in respect of trade payables.

     On June 25, 2003, ADB announced that effective June 30, 2003, it will transfer to The Brick Warehouse Corporation its shares in its subsidiary Bid.Com International Ltd., which is operating the on-line retailing venture with The Brick. The transfer of the Bid.Com shares will eliminate a CDN$2 million loan owed by ADB to The Brick as part of a Plan of Arrangement previously approved by ADB's shareholders. The repayment date of the loan is June 30, 2003. Under the Plan of Arrangement, ADB has the option to repay the loan in cash or transfer to The Brick all of the issued shares of Bid.Com owned by ADB in satisfaction of the outstanding principal amount of, and accrued interest under, the loan. The transaction will have no impact to ADB's issued and outstanding shares. ADB also announced updated financial forecasts for the second and third fiscal quarters of 2003.

     This report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction.

     The securities described in this report have not and will not be registered under the Securities Exchange Act of 1934, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.


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     This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, profitability, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB's results to differ materially from expectations. These risks include ADB's future capital needs, expectations as to profitability and operating results, ability to further develop business relationships and revenues, expectations about the markets for its products and services, acceptance of its products and services, competitive factors, ability to repay debt, ability to attract and retain employees, new products and technological changes, ability to develop appropriate strategic alliances, protection of our proprietary technology, ability to acquire complementary products or businesses and integrate them into its business, geographic expansion of its business and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB's most recent Form
20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that ADB's plans will be achieved.

     ADB hereby incorporates by reference this Form 6-K into its Registration Statement on Form F-3 (File No. 333-40888), and into the prospectus contained therein. ADB does not incorporate by reference Exhibit 1 and Exhibit 2 into its Registration Statement on Form F-3 or into the prospectus contained therein. ADB does not incorporate by reference any information contained in this report relating to financial forecasts into its Registration Statement on Form F-3 or into the prospectus contained therein.

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Exhibits
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Exhibit 1 - Press Release, dated June 25, 2003, of ADB Systems International
            Ltd.

Exhibit 2 - Press Release, dated June 26, 2003, of ADB Systems International
            Ltd.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       ADB SYSTEMS INTERNATIONAL LTD.



Date:  July 2, 2003                    By:  /S/ MARK WALLACE
                                            -------------------------
                                            Name:   Mark Wallace
                                            Title:  President